

December 12, 2023

Rob Rehard
Executive Vice President and Chief Financial Officer
REGAL REXNORD CORP
111 West Michigan Street
Milwaukee
Wisconsin 53203

> **Re: REGAL REXNORD CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **filed February 24, 2023**
> **Form 8-K filed September 8, 2023**
> **Form 8-K filed November 2, 2023**
> **File No. 001-07283**

Dear Rob Rehard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year 2022 Compared to Fiscal Year 2021, page 41

1. We note your disclosure that for the Motion Control Solutions segment, gross profit for fiscal 2022 increased $488.4 million or 117.0% primarily due to the acquisitions of the Rexnord PMC and Arrowhead businesses, higher sales volume and lower overhead cost driven by cost reduction initiatives partially offset by higher restructuring expense. When there is a significant change in gross profit, please revise future filings to quantify material factors contributing to the change in gross profit, especially when you have more than one factor contributing to the change, and/or there is an offsetting effect. See guidance in Item 303(b) of Regulation S-K.

Notes to the Financial Statements
Note 6. Segment Information, page 79

2.	Please tell us what consideration you gave to presenting product revenue disclosures as required by ASC 280-10-50-40. Additionally, refer to the guidance in ASC 606-10-55-5 and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to presenting disaggregated revenue, such as by end market or major product category.

Form 8-K furnished September 8, 2023

Exhibit 99.1, page 1

3.	We note that your Form 8-K includes pro forma information on a segment and consolidated basis for periods such as the three months ended December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022. Please explain to us if these amounts are calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X. If not, disclosure of such amounts would not be appropriate as a Non-GAAP measure. See guidance in Question 100.05 of the SEC Staff's Compliance and Disclosure Interpretations.

Form 8-K furnished November 2, 2023

Exhibit 99.1 Earnings Release, page 12

4.	We note that in the Debt to EBITDA reconciliation you begin the reconciliation with proforma net loss which appears to include Altra results. Please explain to us how you calculated or determined the amount for proforma net loss, including whether the amount is consistent with the pro forma requirements in Article 11 of Regulation S-X. As part of your response, please tell us the nature and amount of the adjustments made to calculate or determine the measure. Also, in regards to your Normalized Adjusted EBITDA amount, the adjustment for expected synergies does not appear to be an appropriate Non-GAAP adjustment. Please explain to us why you believe the amount meets the guidance in Item 10(e) of Regulation S-K, or alternatively remove this Non GAAP measure from your disclosure.

5.	We note that in the Free Cash Flow reconciliation on page 13, you have included an adjustment for payments of certain acquisition costs. In light of the fact that the adjustment for acquisition costs is not considered in the typical definition of Free Cash Flow, please revise the title of your measure in future filings to Adjusted Free Cash Flow or something similar. See Question 102.07 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

6.	We note that on the last page of the earnings release, you disclose a Pro Forma Net Income to Adjusted EBITDA reconciliation for the three months ended September 30, 2022. Please explain to us how you calculated or determined the pro forma net income amount including whether this amount is is consistent with the pro forma requirements in Article 11 of Regulation S-X. See also Question 100.05 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Len Jui at 202-551-6693 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing